SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              Schedule 13G/A

         Information Statement Pursuant to Rules 13d-1 and 13d-2

                Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*


                    Service Merchandise Company, Inc.
               --------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.50 per share
               --------------------------------------------
                      (Title of Class of Securities)


                               817 587 108
                             ----------------
                              (CUSIP Number)


    Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
    (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following(s))

                            Page 1 of 5 Pages

     CUSIP No.  817 587 108             13G/A
                                                          Page 2 of 5 Pages

       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


                Raymond Zimmerman
       -------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)

                                                                     (b)

       -------------------------------------------------------------------
       3   SEC USE ONLY

       -------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
       -------------------------------------------------------------------
                   5   SOLE VOTING POWER

        NUMBER                6,701,146
          OF       -------------------------------------------------------
        SHARES      6   SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  578,032
          BY       -------------------------------------------------------
         EACH      7   SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               6,701,146
                  --------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER

                               578,032
       -------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,279,178
      --------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

                X
      -------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                7.3%
      -------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

                IN
      -------------------------------------------------------------------
                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                                    Page 3 of 5 Pages
                              SCHEDULE 13G/A

    Item 1(a). Name of Issuer:         Service Merchandise Company,
                                          Inc.

    Item 1(b). Address of Issuer's     7100 Service Merchandise Drive
               Principal Executive     Brentwood, Tennessee  37027
               Offices:

    Item 2(a). Name of Person filing:  Raymond Zimmerman

    Item 2(b). Address of Principal    7100 Service Merchandise Drive
               Business Office:        Brentwood, Tennessee  37027

    Item 2(c). Citizenship:            United States of America

    Item 2(d). Title of Class          Common Stock, par value $.50
               of Securities:             per share (the "Shares")

    Item 2(e). CUSIP Number:           817 587 108

    Item 3.                            Not applicable

    Item 4.    Ownership.

               (a) Amount Beneficially
                    owned:                5,210,235(1)(2)
                                          1,502,663(3)
                                            566,280(4)
                                          ---------
                            TOTAL:        7,279,178

               (b) Percent of Class:  7.3%

               (c) Number of shares as to which such person has:

                  (i) sole power to vote or direct the vote:

                              6,701,146 (5)

                 (ii) shared power to vote or direct the vote:

                                578,032

                (iii) sole power to dispose or to direct the
                      disposition of:

                              6,701,146 (5)

                 (iv) shared power to dispose or to direct the
                      disposition of:

                                578,032

               (1) Includes currently exercisable options to purchase
                   631,875 Shares and 11,752 Shares held by the trustee under the Service Merchandise Savings and Investment Plan. Does not include Shares referred to in notes (3) or (4).

               (2) In 1990, The Service Merchandise Foundation, a
                   private charitable foundation (the "Foundation"), was formed, and thereafter, the Internal Revenue Service approved the Foundation's application for tax-exempt status. As a charitable contribution, on October 15, 1990, the Company granted the Foundation an option to purchase 1,875,000 Shares at $2.20 per Share, the market price at that time. The option is exercisable in whole or in part from the date of its grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a

                                                    Page 4 of 5 Pages

                   part of the option to other not-for-profit third parties which may then in turn exercise the option directly. The Trustee of the Foundation is Raymond Zimmerman, and the members of the Trust Committee (the "Committee") administering the Foundation are Raymond Zimmerman, Harold Roitenberg and Joel Gordon, who may be deemed to control the disposition of the option by virtue of their power to decide to whom to sell such options. Each of the members of the Committee disclaims beneficial ownership of the Shares issuable upon exercises of the option, and Shares subject to the option are not included in the indicated number of Shares beneficially owned by Raymond Zimmerman.

               (3) Represents 1,045,696 Shares owned of record by
                   Raymond Zimmerman as trustee for five nieces and 456,967 Shares as to which Mr. Zimmerman is the trustee under the Will of Mary K. Zimmerman.

               (4) Represents 405,000 Shares owned of record by the
                   Raymond Zimmerman Family Foundation and 161,280 Shares owned of record by the Zimmerman
                   Foundation.

               (5) Includes currently exercisable options to purchase
                   631,875 Shares.

    Item 5.    Ownership of Five Percent or Less of a Class:

               Not applicable

    Item 6.    Ownership of More than Five Percent on Behalf of
               Another Person:

               Certain persons other than Raymond Zimmerman have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,080,695 Shares, but no such other person's interest relates to more than 5% of the Shares outstanding as of December 31, 1994.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable

    Item 8.    Identification and Classification of Members of the
               Group:

               Not applicable

    Item 9.    Notice of Dissolution of Group:

               Not applicable

    Item 10.   Certification:

               Not applicable

                                                    Page 5 of 5 Pages
                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ Raymond Zimmerman
                                -----------------------------------
                                Raymond Zimmerman


    Dated:  February 13, 1995   Chairman of the Board and President,
                                Service Merchandise Company, Inc.
                                ------------------------------------
                                (Printed Name and Title)




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